PROXY MEMO

Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of the Registrant: Ford Motor Company
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

As You Sow calls on Ford shareholders to vote FOR Item #7 at Ford Motor Company Annual Meeting on May 10, 2018.

For questions, please contact Danielle Fugere, President, As You Sow, dfugere@asyousow.org

Shareholder Proposal No. 7 on Ford 2018 Proxy Statement: Report on Effect of Weakened Fuel Economy Standards Ford Motor Company Symbol: F Filed by: As You Sow

Ford Shareholders,

We are writing to urge you to VOTE “YES” ON PROPOSAL 7 on the proxy, which asks Ford to report on whether our company’s fleet wide greenhouse gas (GHG) emissions through 2025 will increase given its planned change in fleet mix and the Administration’s proposed weakening of the Corporate Average Fuel Economy (CAFE) standards or whether it plans to retain emissions consistent with, or better than, CAFE standards to ensure its products are sustainable in a rapidly decarbonizing vehicle market.

A vote FOR this proposal is warranted given the Environmental Protection Agency’s (EPA) recent announcement that it will weaken the nation’s fuel economy standards. Shareholders seek clarity on whether, and to what degree, the company will change its product plans and business strategy as a result of this announcement.

Delaying emission reductions into the future will make it more difficult economically and technologically for Ford to achieve needed GHG reductions, while also creating reputational risk and endangering the Company’s global competitiveness. Given these risks and the Company’s mixed messages on CAFE standards, shareholders seek clarity.

We believe shareholders should vote “YES” the proposal for the following reasons:

1)
Reductions in Greenhouse Gas Emissions from Automobile Companies are Critical – Transportation is the fastest growing source of U.S. greenhouse gas emissions. Without near term and significant year-on-year reductions from automotive companies, it will be difficult to keep global warming below 2 degrees Celsius.

2)
Weakened Fuel Economy Standards Creates Risk for Ford – Weakened national fuel economy standards, which the auto industry has fully supported, will increase regulatory uncertainty, decrease consumer loyalty, and create significant reputational and competitive risk for Ford.

3)
Ford’s Public Statements & Actions Do Not Clarify How the Company Will Respond to Weakened CAFE Standards – While Ford supports action on climate change, has developed long term plans for hybrid and EV development, and is working to reduce its share of greenhouse gas emissions by 2030, it also supports adjustments to the national CAFE standards. The company must clarify for shareholders how it intends to react to weakened standards, especially in the short term. Such information will help shareholders make informed and efficient decisions, including how much its brand reputation will suffer, how vulnerable the company will be to related legal and political decisions, and how competitive the company will be with global peers.

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1.	Reductions in Greenhouse Gas Emissions from Automobile Companies are Critical

a.
GHG Reductions Are Urgently Needed to Avoid Worst Impacts of Climate Change:  Climate change is already leading to serious economic and social impacts, creating growing risk to shareholders and companies. Damage to property and infrastructure, lost productivity, broken supply chains, mass migration, and security threats are expected to increasingly disrupt and undermine economies for decades to come. To avoid the worst impacts of global warming, developed countries such as the United States must reduce carbon pollution by 70 to 80% (from 1990 levels) by 2050.[1]

As a critical step in achieving necessary global carbon reductions and avoiding long term climate impacts, the United States has adopted a Paris commitment to reduce carbon pollution by 26 to 28% from 2005 levels by 2025.2 In the Environmental Protection Agency’s recent midterm review of national CAFE standards it highlighted the importance of the auto industry taking immediate action:

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1 Susan Joy Hassol, Presidential Climate Action Project, “Questions and Answers Emissions Reductions Needed to Stabilize the Climate,” https://www.climatecommunication.org/wp-content/uploads/2011/08/presidentialaction.pdf
2 From a climate perspective, achieving these initial goals are important whether or not the U.S. withdraws from the Paris Accord. Many state and local governments, as well as business leaders, have stepped up to help ensure its achievement.

Because CO2 in the atmosphere is long lived, it can effectively lock Earth and future generations into a range of impacts, some of which could become very severe. Therefore, emission reduction choices made today matter in determining impacts experienced not just over the next few decades, but in the coming centuries and millennia.”3 (emphasis added)

b.
Transportation is the 2nd Largest U.S. Source of GHG Emissions - Since transportation emissions are the second largest source of greenhouse gas emissions in the nation,[4] automotive emissions reductions – or the failure to make emissions reductions in automobiles – can have broad and lasting impacts. Transportation accounts for nearly a third of our nation’s greenhouse gas emissions;[5] passenger cars and light duty trucks are by far are largest class of transportation polluters, contributing over 59% of total motor vehicle carbon pollution[6] and about 17% of U.S. carbon pollution. Importantly, this sector’s emissions have been growing more rapidly than other sectors for a variety of reasons including population growth, economic growth, urban sprawl, low fuel prices, and growing vehicle miles travelled.[7]

c.
Delay by Automakers Will Make Later Reductions More Costly and Technologically Difficult - Because of the magnitude of the automotive industry’s contribution to climate change, any slowing in the pace of GHG reductions by automakers raises concern. This is underscored by a 2017 Rhodium Group study finding that even if current U.S. GHG reduction standards were preserved, the U.S. would fall considerably short of its reduction commitment under the Paris Accord.[8] A recent University of Michigan study similarly found that GHG reductions beyond those achievable from current national fuel economy standards will be necessary by 2025 to meet global climate goals.[9]

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3 EPA, Proposed Determination on the Appropriateness of the Model Year 2022-2025 Light-Duty Vehicle Greenhouse Gas Emissions Standards under the Midterm Evaluation (PD) at 12, https://www.epa.gov/regulations-emissions-vehicles-and-engines/midterm-evaluation-light-duty-vehicle-greenhouse-gas#proposed=determination.  http://ns.umich.edu/new/releases/25157-beyond-epa-s-clean-power-decision-climate-action-window-could-close-as-early-as-2023.
4 Envt’l Protection Agency, “Sources of Greenhouse Gas Emissions,” https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions#transportation.
5 Id.; see also David Greene (Oakridge Nat’l Lab) and Andreas Schafer (Mass. Institute of Tech.), Reducing Greenhouse Gas Emissions from U.S. Transportation, Center for Climate and Energy Solutions (C2ES),
https://www.c2es.org/document/reducing-greenhouse-gas-emissions-from-u-s-transportation/
6 Id.
7 Envt’l Protection Agency, “Sources of Greenhouse Gas Emissions,” https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions#transportation
8 “Taking Stock 2017: Adjusting Expectations for US GHG Emissions”, Rhodium Group (2017),
https://rhg.com/research/taking-stock-2017-us-greenhouse-gas-emissions/
9 Analysis of Costs and Time Frame for Reducing CO2 Emissions by 70% in the U.S. Auto and Energy Sectors by 2050, http://ns.umich.edu/new/releases/25157-beyond-epa-s-clean-power-decision-climate-action-window-could-close-as-early-as-2023

The Michigan study further found that the window for climate action by automakers could close as early as 2025, after which it may be too late to stave off significant climate impacts such as global climate tipping points. Significantly, abatement costs and technology hurdles for emissions reduction action by automakers are likely to increase sharply with every year of delay beyond 2020.10 As the report describes:

At some point, likely by 2023, you actually can't sell enough fuel-efficient cars fast enough to be able to achieve the 70-percent [IPCC reduction] target . . . . The year-on-year emission reduction rate in such dramatic technology turnovers will exceed 5 percent after about 2020, which makes the 70-percent target infeasible for all practical purposes.

[There is] no evidence to justify delaying climate action in the name of reducing technological costs, even under the most optimistic trajectories for improvement in fuels efficiencies, demand, and technology costs in the U.S. auto and electric sectors. In fact, the study found that waiting another four years to initiate measures on track with the 70 percent target would take the total cost for both sectors from about $38 billion a year to $65 billion a year. "You could take this same model or a different model and arrive at different cost numbers using your own set of assumptions for "business as usual" or interest rates, for instance," [report co-author] Supekar said. "But the point is, regardless of whether the cost of climate action today is $38 billion or $100 billion, this cost will rise sharply in three to four years from now."

2.	Weakened Fuel Economy Standards Creates Risk for Ford

In 2012, the U.S. issued national light duty vehicle rules for model years 2017-2025. NHTSA raised corporate average fuel economy requirements and the EPA strengthened GHG emission reduction standards (collectively "CAFE standards"). These strengthened CAFE standards would have put the U.S. “at the forefront worldwide in the manufacture of electric and highly efficient vehicles.”11 EPA’s midterm review of CAFE standards, based on 24 peer-reviewed studies and set forth in a 1,200 page analysis, found that the current standards achieve significant GHG reductions, save consumers money, and are achievable at reasonable cost.12 The midterm review also found that automakers are developing and deploying fuel efficient technologies at a faster rate than forecast in the 2012 final rule and that compliance costs are lower than those projected in the final rule. The International Council on Clean Transportation similarly found that technology costs to comply with the 2025 standards are 30% to 40% lower than the EPA/NHTSA projections and that fuel efficiency gains of 8%-10% greater than those identified in the EPA/NHTSA analysis are available and cost effective by 2025.

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10 “Taking Stock 2017: Adjusting Expectations for US GHG Emissions”, Rhodium Group (2017),
https://rhg.com/research/taking-stock-2017-us-greenhouse-gas-emissions/
11 Katie Ferenbacher, “Inside automakers' Jekyll-and-Hyde approach to emissions rules”,  https://www.greenbiz.com/article/inside-automakers-jekyll-and-hyde-approach-emissions-rules; Auto Alliance Letter seeking withdrawal of approval of fuel economy standards, https://autoalliance.org/wp-content/uploads/2017/02/Letter-to-EPA-Admin.-Pruitt-Feb.-21-2016-Signed.pdf
12 EPA, Proposed Determination on the Appropriateness of the Model Year 2022-2025 Light-Duty Vehicle Greenhouse Gas Emissions Standards under the Midterm Evaluation (PD) at 12, https://www.epa.gov/regulations-emissions-vehicles-and-engines/midterm-evaluation-light-duty-vehicle-greenhouse-gas#proposed=determination

Yet, Ford, General Motors, and other automakers have challenged the current CAFE standards,13 seeking a variety of revisions that would have the effect of slowing GHG reduction requirements. Not surprisingly, the Administration responded favorably, announcing in March an intent to “rollback” the nation’s stringent fuel economy standards.14 The rollbacks could change the composition of the U.S. auto fleet for years, leading to additional greenhouse gas emissions, regulatory uncertainty, consumer complaints, and significant reputational and competitive risk for automakers.

a.
Legal Risk & Regulatory Uncertainty: Reliance on weakened standards is a significant gamble for automakers. California and 12 Attorneys General have announced an intent to maintain their own stringent fuel economy requirements and to challenge in court any rollbacks to the agreed upon national CAFE standards.[15] A legal challenge to the rollback of standards will not only be costly, but will likely take years to resolve, creating uncertainty for automakers. In the meantime, automakers may face different standards at the state and federal levels and risk penalties if the standards are eventually upheld.[16] On the political front, adopting changes based on rules that have little support beyond this Administration could be highly detrimental if a new president is elected in 2020 and reinstates current standards.

b.
Reputational Risk: Auto companies face increasing reputational risk and potential loss of consumer loyalty due to their support of weakened CAFE standards. A recent poll by the American Lung Association found that voters overwhelmingly support EPA’s current fuel efficiency standards.[17] Multiple grassroots campaigns have launched to demand that automakers end their advocacy for a rollback of CAFE standards.[18] Ford has been a particular target of these groups for promoting the Company’s greenhouse gas reductions and support for climate change action while at the same time supporting additional “flexibility” to the CAFE standards which could effectively decrease emissions reductions. As an example of this public concern, Ford earned the lowest score of any automotive manufacturer (E+) in a recent Influence Map report noting that Ford’s lobbying practices are at odds with its climate positioning.[19] Auto parts suppliers, states, cities, and investors have all expressed opposition to weakening standards.[20] Further, a firestorm of bad press has recently erupted around the Alliance of Automotive Manufacturer’s suggestions, in papers recently filed with NHTSA that the science of climate change is still in question and that tail pipe emissions may not have negative effects on human health.[21] Honda was the only company to disagree with the Auto Alliance’s highly controversial statements.

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13 https://www.nytimes.com/2017/02/22/business/energy-environment/automakers-pruitt-mileage-rules.html? r=0
14 http://fortune.com/2018/04/02/donald-trump-epa-fuel-regulations-cut/
15 https://www.reuters.com/article/us-usa-epa-autos/u-s-states-vow-to-defend-auto-fuel-efficiency-standards-idUSKCN1HA2DI
16 A district court recently rejected the Administration’s attempt to postpone increases in penalties for violation of CAFE standards. https://insideclimatenews.org/news/23042018/vehicle-efficiency-cafe-standards-carbon-emissions-global-warming-car-pollution-auto-industry-penalties
17 http://www.lung.org/about-us/media/press-releases/new-poll-voters-support-fuel-efficiency.html
18 https://www.sierraclub.org/press-releases/2017/10/go-forward-not-backward-environmental-and-consumer-groups-launch-campaign
19 https://influencemap.org/evidence/-09416f0e3373c356310b1bbdd543e29c
20 “Parts Suppliers Call for Cleaner Cars, Splitting with their Main Customers: Auto Suppliers,” https://www.nytimes.com/2018/03/01/climate/auto-parts-emissions-regulations.html; “Hogan Calls On EPA to Maintain Obama-Era Emissions Targets,” http://www.wbal.com/article/304745/3/hogan-calls-on-epa-to-maintain-obama-era-emissions-targets; “We invest millions in Ford, GM. Here's why fighting strong fuel standards is 'the wrong move,” https://www.cnbc.com/2017/12/14/ford-gm-should-support-strong-fuel-standards-scott-stringer-commentary.html.
21 New York Times, “Automakers Shift Gears on Climate Change,” (March 21, 2018), https://mobile.nytimes.com/2018/03/21/climate/climate-change-sylvia-earle.html?referer=

c.
Competitive Risk: Companies that delay GHG reductions risk losing their future competiveness to companies that are rapidly forging ahead with fuel economy improvements and alternative vehicle development. Globally, governments are adopting more stringent fuel economy policies and promoting low carbon vehicle technology standards. China will require 40% of cars sold by 2030 to be electric and has stated an intent to ban vehicles with internal combustion engines (ICE). Other countries and cities have announced measures to ban ICE engines. For example, Austria and Germany will ban petrol and diesel ICE vehicles for new sales beginning in 2030 and the U.K. and France by 2040. California recently announced an Executive Order to increase the State’s goal of 1.5 million zero emission vehicles (ZEV) on the road by 2025 to 5 million by 2030.[22]

Many of Ford’s competitors have announced plans and targets in line with this decarbonizing transportation market. Volvo committed that, by 2019, all new models will be electrified, five EVs will launch between 2019 and 2021, and cars powered solely by gasoline or diesel will be phased out by approximately 2024. BMW committed to sell 100,000 electrified vehicles in 2017 and that 20% to 25% of its sales will be plug-in hybrids or EVs by 2025. Honda has adopted a goal to electrify 2/3 of its global vehicle sales by 2030.

Ford will need to undertake aggressive action to compete successfully. Current U.S. CAFE standards will align with roughly 70% of the global market23 - including China, Japan and Europe - by 2025,24 so that an engine designed for the American market can be sold in China or Japan or Europe with relatively few design differences. These CAFE standards drive innovation and investment in new technologies, ensuring the global competitiveness of the U.S. industry. They provide an insurance policy in the event of fuel price spikes. And there is no doubt that these standards have certainly played a role in Ford’s current and planned hybrid and electric vehicle commitments and fuel economy developments across Ford’s fleet.

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22 http://www.latimes.com/politics/essential/la-pol-ca-essential-politics-updates-gov-brown-california-will-put-5-1516999162-htmlstory.html
23 https://www.theicct.org/sites/default/files/info-tools/pvstds/chartlibrary/NEDC_CO2_cars_Sept2015.pdf
24 https://www.huffingtonpost.com/margo-t-oge/mr-pruitt-the-american-au_b_14607464.html

Adoption of weakened federal standards may drive Ford and other U.S. automakers in the wrong direction, reducing incentives for innovation and investment in fuel economy and harming other players in the industry that have invested in developing and producing fuel savings technology. With weakened standards, Ford may invest more significantly in larger vehicles and increase focus on other shorter term issues such as comfort, connectivity, and entertainment. Such a changed focus is likely to harm Ford in its future global sales. The rest of the world will continue to push forward with auto emission and efficiency regulations, despite what U.S. policy does, creating a competitive advantage for companies focused on fuel efficiency and against those less focused on the issue. As Nissan’s CEO Carlos Ghosn stated at this year’s Detroit auto show: “Let’s not forget this is a global issue and we develop engines for the global market.” He added that the “global trend is driving higher fuel efficiency no matter what happens in U.S.”25

3.	Ford’s Public Statements & Actions Do Not Clarify How the Company Will Respond to Weakened CAFE Standards

Ford’s response to weakened standards remains murky. On the one hand, Ford has announced a need for climate action, developed a long term industry glide path model for meeting 2oC reduction obligations to 2030, and promised future investments in electric vehicle solutions and a launch of a series of hybrid vehicles and EVs in 2020-2025. While Ford is developing longer term GHG reduction plans, its short term, annual GHG reduction path is unclear. Ford has not set sales targets for its planned hybrid and electric vehicle lines. The Company’s 2017 10K states that current fuel economy, CO2, and ZEV standards will be difficult to meet if fuel prices remain relatively low.” The company is actively seeking adjustments to current CAFE standards. Ford’s former CEO met with President Trump and others in the administration to discuss weakening CAFE standards; and the automotive industry, which represents Ford and other automakers, is actively lobbying to weaken cafe standards. To compound matters, Ford has announced a significant reallocation of capital from cars to trucks and sport utility vehicles. Sales of its cars have accordingly declined by 8%, while year on year sales of both SUVs and trucks have increased by nearly the same amount.

4.	Conclusion

A substantial majority of Ford’s products by 2025 will be sold into markets outside of the U.S. Whether Ford is positioned to compete successfully, especially in light of the planned weakening of U.S. fuel economy/GHG reduction standards, remains in question. Shareowners seek clear information from the company as to what path it will take if federal CAFE standards are weakened. Will it continue with current product plans, make changes on the margins, or sell vehicles in line with relaxed standards? Current CAFE standards achieve nearly 5% per year GHG emission reductions; revised standard have been discussed that achieve only 0.5% annual reductions. While both standards ensure reduced GHG emissions, lowering emissions reductions by 60% per year or more will make a significant impact on the world’s climate and on Ford’s competitiveness.

Please contact Danielle Fugere (510) 735-8141 (dfugere@asyousow.org) for additional information.

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25 https://www.nbcnews.com/business/autos/feds-may-soon-roll-back-fuel-economy-standards-n730566

This document is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; As You Sow is not able to vote your proxies, nor does this communication contemplate such an event.

The Proponents urge shareholders to vote for Item number 8 following the instruction provided on management’s proxy mailing.